                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                      (Amendment No. 10)*

                DUNES HOTELS AND CASINOS INC.
                       (Name of Issuer)

                 Common Stock, $.50 par value
                (Title of Class of Securities)

                          265440107
                       (CUSIP Number)

              Kent N. Calfee, Esq., Calfee & Young,
       611 North Street, Woodland, CA 95695, (916) 666-2185
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                         July 8, 1997
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition  which  is  the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   265440107                         Page 2 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JOHN B. ANDERSON   ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                         (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                7    SOLE VOTING POWER
                        -0-
 NUMBER OF
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY            4,280,756 (See Item 4)
  OWNED BY
    EACH        9    SOLE DISPOSITIVE POWER
 REPORTING              -0-
   PERSON
    WITH        10   SHARED DISPOSITIVE POWER
                        4,280,756 (See Item 4)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,280,756 (See Item 4)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           67.2

14   TYPE OF REPORTING PERSON*
           IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 265440107                           Page 3 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           CEDAR DEVELOPMENT CO. (formerly Maxim, Inc.) 93-080-0020

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
           Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada

                7   SOLE VOTING POWER
                       -0-
  NUMBER OF
    SHARES      8   SHARED VOTING POWER
 BENEFICIALLY          4,280,756 (See Item 4)
   OWNED BY
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING            -0-
    PERSON
     WITH       10  SHARED DISPOSITIVE POWER
                       4,280,756 (See Item 4)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,280,756 (See Item 4)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           67.2

14   TYPE OF REPORTING PERSON*
           HC

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 265440107                           Page 4 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           J.B.A. INVESTMENTS, INC.     68-004-1316

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
           Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada

                7     SOLE VOTING POWER
                         -0-
 NUMBER OF
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY             3,000,000 (See Item 4)
  OWNED BY
    EACH        9     SOLE DISPOSITIVE POWER
 REPORTING               -0-
   PERSON
    WITH        10    SHARED DISPOSITIVE POWER
                         3,000,000 (See Item 4)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,000,000 (See Item 4)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.1

14   TYPE OF REPORTING PERSON*
           CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 265440107                          Page 5 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           BABY GRAND CORP.   88-013-7221

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
           Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada

                 7    SOLE VOTING POWER
                         -0-
  NUMBER OF
    SHARES       8    SHARED VOTING POWER
 BENEFICIALLY            1,280,756 (See Item 4)
   OWNED BY
     EACH        9    SOLE DISPOSITIVE POWER
  REPORTING              -0-
    PERSON
     WITH        10   SHARED DISPOSITIVE POWER
                         1,280,756 (See Item 4)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,280,756 (See Item 4)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1

14   TYPE OF REPORTING PERSON*
           CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer.

     This statement  relates  to the common stock, $.50 par value

("Common Stock") of Dunes Hotels  and  Casinos  Inc.,  a New York

corporation  ("Dunes").   Dunes' principal executive offices  are

located  at  4600  Northgate  Blvd.,   Suite   130,   Sacramento,

California 95834.

     The principal executive officers of Dunes include:

             President       John B. Anderson
                             4600 Northgate Blvd., Suite 130
                             Sacramento, California  95834

             Vice President  Brent L. Bowen
                             4600 Northgate Blvd., Suite 130
                             Sacramento, California  95834

             Secretary       Edward Pasquale
                             4600 Northgate Blvd., Suite 130
                             Sacramento, California  95834

             Treasurer       James H. Dale
                             4600 Northgate Blvd., Suite 130
                             Sacramento, California  95834

Item 2.   Identity and Background.

     A.   Reporting Parties

     The  reporting  parties  are  John B. Anderson ("Anderson"),

Cedar  Development Co., formerly Maxim  Inc.   ("Cedar"),  J.B.A.

Investments, Inc. ("J.B.A.") and Baby Grand Corp. ("Baby Grand").

     1.   Anderson

     The  information called for in this sub-item is incorporated herein by reference  to Amendment No. 9 to Schedule 13D (file no.

5-33952) dated March 20, 1997, Item 2(A)(1), page 9.

                                               Page 6 of 18 Pages

     2.   Cedar

     The information called  for in this sub-item is incorporated herein by reference to Amendment  No. 9 to Schedule 13D (file no.

5-33952) dated March 20, 1997, Item 2(A)(2), pages 9 and 10.

     3.   J.B.A.

     The information called for in  this sub-item is incorporated herein by reference to Amendment No.  9 to Schedule 13D (file no.

5-33952) dated March 20, 1997, Item 2(A)(3), page 10.

     4.   Baby Grand

     The information called for in this  sub-item is incorporated herein by reference to Amendment No. 9 to  Schedule 13D (file no.

5-33952) dated March 20, 1997, Item 2(A)(4), page 11.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is not  applicable  to this Amendment No. 10 to

Schedule 13D.

Item 4.   Purpose of Transaction.

     As previously reported, the Federal  Deposit  Insurance

Corporation  ("FDIC")  filed  an action in the United States

District  Court, District of Nevada  (the  "Nevada  District

Court") against  John B.  Anderson,  Edith  Anderson, Cedar,

J.B.A. and J.A., Inc., case no. CV-5-95-00679-PMP  (LRL), on

July 14,  1995.   For  additional information regarding  the

history of this matter,  see Amendment No. 9 to Schedule 13D

(file no. 5-33952) dated March 20,  1997,  Item  4, which is incorporated herein by reference.  Mr. Anderson, through his ownership  of  Cedar,  the parent company of Baby Grand  and

J.B.A., owns approximately  4,280,756 shares or 67.2% of the outstanding common stock of Dunes.  As

                                               Page 7 of 18 Pages
previously  reported,  3,000,000  shares  or  47.1%  of  the outstanding  common  stock  of  Dunes  (the  "Pledged  Dunes

Shares") are pledged as  collateral  in favor of entities of

which  the  FDIC is a successor and/or assign.   On  June 3,

1997, the FDIC  filed  a  motion  for a declaration that the

FDIC has the right to exercise voting  rights to the Pledged

Dunes  Shares,  and requiring that stockholder  meetings  be held for Dunes and certain other entities.  On July 8, 1997,

the Nevada District  Court granted the FDIC's motion.  Dunes has rights to approximately 1,280,756 shares or 20.1% of the outstanding common stock of Dunes as a result of a pledge in favor of M&R Investment  Company,  Inc., an indirect wholly-

owned  subsidiary of Dunes.  The reporting  parties  do  not know when the FDIC will attempt to exercise voting rights to

the Pledged  Dunes  Shares.   The reporting parties have not

determined whether the Anderson  Parties have any grounds to appeal the order of the Nevada District  Court,  or  if such grounds  to appeal exist, whether the Anderson Parties  will appeal the  order  or  otherwise contest an assertion by the

FDIC to exercise voting  rights  to the Pledged Dunes Shares

and  certain  other  pledged  shares.    Should   the   FDIC

successfully  assert  voting  rights  over the Pledged Dunes

Shares, there will be a change in control of Dunes.

Item 5.   Interests in Securities of the Issuer.

        a. The information called for in this sub-item is incorporated herein by reference to each respective cover page.

        b. The following chart discloses the entities with whom Anderson shares voting and dispositive power of Common Stock of Dunes:

                                               Page 8 of 18 Pages


                        JOHN B. ANDERSON
               Shared Voting and Dispositive Power

              AMOUNT OF
               SHARED
  RECORD       COMMON        PERSON
  OWNER      STOCK HELD   SHARED WITH              EXPLANATION

J.B.A.       3,000,000        FDIC      Security  Agreement  and  Pledge  of
                                        Stock  ("Anderson  Pledge")  by  and
                                        between    Anderson   and    Eureka,
                                        incorporated  herein by reference to
                                        the   original  Schedule  13D  dated
                                        May  23,  1984,  Item 7,  Exhibit D;
                                        Stipulation  and Order For  Entry of
                                        Order  Appointing  Receiver  and For
                                        Injunctive Relief, and For  Entry of
                                        Consent Judgment  entered  September
                                        12,    1995    (collectively   "FDIC
                                        Stipulation and Order") incorporated
                                        herein by reference to Amendment No.
                                        8 to  Schedule 13D  dated  September
                                        12, 1995, Exhibit 99.02; and Consent
                                        Judgment   dated   August  28,  1996
                                        ("FDIC Consent Judgment").  See also
                                        Item 4 to this Amendment No. 10.

Baby Grand   1,280,756        FDIC      Security  Agreement  and  Pledge  of
                                        Stock  dated  May  23,  1984, by and
                                        between   Maxim,  Inc.  and  Eureka,
                                        incorporated herein by  reference to
                                        Amendment  No.  2  to  Schedule  13D
                                        dated  September  19,  1986, Item 7,
                                        Exhibit  A;  and  Baby  Grand Pledge
                                        Agreement  dated November  30, 1989,
                                        by   and  between   Baby  Grand  and
                                        Eureka,   incorporated   herein   by
                                        reference  to  Amendment  No.  5  to
                                        Schedule  13D   dated  February  28,
                                        1987, Item 7, Exhibit A (collectively
                                        "Baby  Grand  Pledge");  FDIC Stipu-
                                        lation  and   Order;  FDIC   Consent
                                        Judgment.  See  also  Item 4 to this
                                        Amendment No. 10.

                             M & R      Pledge  Agreement  (364,760  shares)
                           Investment   dated March 4, 1991, by  and between
                            Company,    Baby   Grand   and   M&R  Investment
                              Inc.      Company, Inc.  ("MRI")  incorporated
                                        herein   to   Amendment   No.  5  to
                                        Schedule   13D  dated  February  28,
                                        1989,   Item  7,   Exhibit   B;  and
                                        Pledge  Agreement  (915,366  shares)
                                        dated  April 1, 1990;  Extension  of
                                        Pledge Agreement dated November  30,
                                        1991; and

                                                       Page 9 of 18 Pages

              AMOUNT OF
               SHARED
  RECORD       COMMON        PERSON
  OWNER      STOCK HELD   SHARED WITH              EXPLANATION

                                        Second Extension of Pledge Agreement
                                        dated  March  4,  1991 (collectively
                                        the "MRI Pledge"), each incorporated
                                        herein  by  reference  to  Amendment
                                        No. 5 to Schedule 13D dated February
                                        28,  1989,  Item 7,  Exhibit C.  See
                                        also Item 4 to this Amendment No. 10.
             __________
              4,280,756

     The following chart discloses the entities with whom Cedar shares voting and disposition power of Common
     Stock of Dunes:


                      CEDAR DEVELOPMENT CO.
               Shared Voting and Dispositive Power

              AMOUNT OF
               SHARED
  RECORD       COMMON        PERSON
  OWNER      STOCK HELD   SHARED WITH              EXPLANATION

J.B.A.       3,000,000        FDIC      Anderson  Pledge;  FDIC  Stipulation
                                        and  Order;  FDIC  Consent Judgment.
                                        See  also  Item  4 to this Amendment
                                        No. 10.

Baby Grand   1,280,756        FDIC      Baby Grand  Pledge; FDIC Stipulation
                                        and  Order; FDIC  Consent  Judgment.
                                        See  also  Item  4 to this Amendment
                                        No. 10.

                              MRI       MRI Pledge.  See also Item 4 to this
                                        Amendment No. 10.
             __________
              4,280,756

     (The shares held by Cedar, J.B.A. and Baby Grand with shared voting and dispositive power are the same shares discussed above under "John B. Anderson.")

     Other  than  as  previously   provided,  the  reporting
     parties do not have available to them information required to respond to Item 2 with respect to FDIC as required by Item 5(b).

                                              Page 10 of 18 Pages

     M&R Investment Company, Inc. MRI's principal office and business address is 4600 Northgate Blvd., Suite 130, Sacramento, California 95834. MRI is engaged in the business of real estate. During the last five years, MRI has not been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal laws, or finding any violation with respect to such laws.

     For information with respect to Cedar, see Item 2(A)(2) and Item 4 of this Amendment No. 10.

     For  information  with  respect  to  J.B.A.,  see  Item
     2(A)(3) and Item 4 of this Amendment No. 10.

     For information with  respect  to  Baby Grand, see Item
     2(A)(4) and Item 4 of this Amendment No. 10.

     For information with respect to Murietta Investors, see
     Item 2(A)(6) and Item 4 of Amendment No. 10.

     For  information  with  respect  to  C.B.C.,  see  Item
     2(A)(5) and Item 4 of this Amendment No. 10.

        c. The information called for in this sub-item is incorporated herein by reference to Item 4 of this Amendment No. 10 to Schedule 13D. These reporting persons effected no other transactions in the last sixty days.

        d. The information called for in this sub-item is incorporated herein by reference to Item 4 of this Amendment No. 10 to Schedule 13D.

        e. The information called for in this sub-item is incorporated herein by reference to Item 4 of this Amendment No. 10 to Schedule 13D.


Item 6.  Contracts,  Arrangements,  Understandings or
         Relationships With Respect to the Securities of the Issuer.

     Except as provided in Item 4 of this  Amendment  No. 10

to  Schedule  13D,  the  information called for in Item 6 is incorporated  herein by reference  to  Amendment  No.  9  to

Schedule 13D (file  no. 5-33952), dated March 20, 1997, Item

6, pages 26 through 32.

                                              Page 11 of 18 Pages

Item 7.   Material to be Filed as Exhibits.

     The  information   called   for   in  this  Item  7  is

incorporated  herein  by  reference to Amendment  No.  9  to

Schedule 13D, dated March 20, 1997, Item 7, pages 32 through

36.

     In addition, the following exhibits are provided:


Exhibit No.                        Description

  10.01      Agreement Re:  Schedule 13D Filing dated July 29, 1997.

  99.01      Order of the Nevada District Court Granting the FDIC's
             Motion for a Declaration of its Rights Respecting the Exercise of Voting Rights of Certain Stock, entered on
             July 8, 1997.


                                              Page 12 of 18 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief,  I  certify  that  the  information  set  forth  in  this statement is true, complete and correct.

     Dated this 29th day of July 1997.

                                    J.B.A. Investments, Inc.


                                    By:  /s/ John B. Anderson
                                         John B. Anderson
                                    Its: President


                                    Cedar Development Co.
                                    (formerly Maxim, Inc.)


                                    By:  /s/ John B. Anderson
                                         John B. Anderson
                                    Its: President


                                    Baby Grand Corp.


                                    By:  /s/ John B. Anderson
                                         John B. Anderson
                                    Its: President


                                    /s/ John B. Anderson
                                    John B. Anderson

                                              Page 13 of 18 Pages


                           EXHIBIT INDEX

Exhibit No.                Description                    Page No.

  10.01      Agreement  Re:   Schedule  13D  Filing  dated  15
             July 29, 1997.

  10.02      Order  of  the Nevada District Court Granting  17
             the FDIC's Motion  for  a  Declaration of its
             Rights  Respecting  the  Exercise  of  Voting
             Rights of Certain Stock, entered  on  July 8,
             1997.


                                              Page 14 of 18 Pages